Exhibit 99.1

(NASDAQ:DRTS) Revolutionary Alpha-Emitters Radiotherapy KOL Investor Event 1

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These statements are subject to the risk that clinical trial data are subject to differing interpretations, and regulatory agencies, medical and scientific experts and others may not share Alpha Tau’s views of the clinical study data. There can be no assurance that the clinical studies for our development programs will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that any of our products will ever receive regulatory approval or be successfully commercialized. These forward-looking statements are based on information available to Alpha Tau as of the date of this presentation and speak only as of the date of this presentation. Alpha Tau disclaims any obligation to update these forward-looking statements, except as may be required by law. 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Today’s Presenters Raphi Levy CFO Alpha Tau Dr. Robert Den Radiation Oncologist Alpha Tau Chief Medical Officer Prof. Michael J. Zelefsky Radiation Oncologist Memorial Sloan Kettering Cancer Center Alpha Tau Scientific Advisory Board Dr. Marc D’Andrea Radiation Oncologist University Cancer Centers 3

AGENDA 1 2 3 4 5 6 7 4

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Alpha Tau – Key Investment Highlights

1. Proprietary Alpha DaRT designed to safely deliver alpha radiation with localized precision in solid tumors, sparing surrounding healthy tissue
2. Broad potential and preclinical evidence supporting evaluation across various solid tumors (skin, pancreas, breast, GBM, etc.) with 18 peer-reviewed pre-clinical papers
3. Compelling potential immuno-stimulatory effect and synergetic combination with other therapies
4. Exhibited 100% ORR and ~78% CR in first-in-human clinical trial in 28 SCC tumors. Over 100 superficial tumors treated to date, with a similar profile observed. 100% CR seen at 12 weeks in 1st US study
5. Favorable safety profile observed, no systemic toxicities
6. Robust clinical-trial strategy with leading global centers, with U.S. pivotal study forthcoming in recurrent cutaneous SCC. Two FDA Breakthrough Device Designations (skin & GBM)
7. Solid logistics based on purpose-built manufacturing facilities, built or in planning, in the US, Israel and Asia, with a highly scalable and optimized proprietary production process
8. Strong intellectual property (method and device) with over 160 issued and pending patents worldwide
9. Experienced management team, including Alpha DaRT's co-inventors, with expertise in oncology development, manufacturing scale up and commercialization

AlphaTAU 6

Types of Radioactive Decay Due to the mass of the alpha particle, in comparison to beta particle, alpha has a low penetration power. This means that the outside layer of the human skin, for example, can block these particles. 7

Mechanism of Action of the Alpha DaRT Technology

^{224}Ra Decay Chain

- Alpha DaRT leverages the innate decay chain of Radium-224
- The decay chain of Radium-224 includes four alpha particles
- Radium-224 has a half-life of ~3.7 days, while the remaining decay chain has a total half-life of approximately 12 hours, before eventually stabilizing in inert form



224Ra
α
3.7d
220Rn
α
56s
216Po
α
0.15s
212Pb
10.64h
212Bi
60.6m
212Po
α
0.3µs
60.6m
α
208Tl
3.05m
208Pb

Alpha DaRT

- The Alpha DaRT utilizes stainless steel sources that are impregnated with Radium-224
- The source is designed such that when injected into the tumor, the radium remains attached to the source while its daughter atoms detach, emitting cytotoxic alpha particle payloads as they move deeper into the tumor until stabilizing

Alpha DaRT is designed to overcome the range limitations of alpha particles through precise release of alpha emitters into the tumor, generating a potent and tight distribution of alpha radiation

AlphaTAU 8

Alpha DaRT - Diffusing Alpha-emitters Radiation Therapy 9 https://www.youtube.com/watch?v=nwfzJHm0fTQ Confidential

Intra-tumoral Delivery Methods We Have a Total of Seven Applicators Which Have Been Developed for a Range of Potential Uses to Accommodate for: Treatment Delivery Method Duration of Implantation Tumor Location Our Applicators Allow Us Flexibility to Deliver Alpha DaRTs Into Both Superficial and Internal Tumors Applicators are supplied preloaded, sealed and designed for immediate use in the procedure room Sources are hollow and strung onto a surgical suture, allowing the clinician to insert the sources into the tumor and leave the suture in place Applicators are supplied preloaded or unloaded, and are designed to allow clinicians flexibility to load the sources in the course of treatment and to select how many sources to deliver Temporary Implants (Superficial Tumors) Permanent Implants (Internal Tumors) Example Indication: Pancreatic Tumors. Device is designed to be fitted to existing needles such as standard Fine Needle Aspirator (FNA) to ultimately deliver sources into the tumor Example Indication: Superficial Tumors. sources are affixed to a biocompatible suture and loaded inside the needle Alpha DaRT Needle Applicator Needle Applicator in Action Loading Device Procedure: FNA in Conjunction with Endoscopic Ultrasound 10

Therapeutic Focus We are focused on delivering solutions to three markets that we believe would be best served by the unique characteristics of the Alpha DaRT 11 Localized & Unresectable • Localized tumors that are not surgical candidates and tumors that recur after surgery and are resistant to other therapies, specifically radiotherapy • Alpha DaRT to be evaluated as a later line therapy • Tumor types include Skin SCC, H&N SCC and prostate High Unmet Need • Solid tumors that have standard of care options • Alpha DaRT could potentially target broad patient populations • Tumor types include GBM and pancreatic cancer Metastatic • Alpha DaRT would be evaluated for its potential to induce an immune response in metastatic tumors • Alpha DaRT would be evaluated in combination with check point inhibitors • Tumor types include liver, breast and H&N (Head & Neck) cancers 11

Applicable Market Size – Estimates of Annual Incidence Data 12 Surgery, 900,000, 90% Non-Surgery, 100,000, 10% Surgery Recurrence, 4.5%, 40,500 US Applicable Mkt. Size SCC / H&N Annual Incidence US 1,000,000 China 133,500 Japan 28,000 Europe 550,000 Canada 17,500 Breast Annual Incidence US 276,480 China 416,370 Japan 92,300 Europe 355,460 Canada 26,900 Pancreas Annual Incidence US 57,600 China 125,000 Japan 44,000 Europe 103,400 Canada 6,000 Broad Incidences, 100% US Incidence : 57,600 Radiation 151,580 55% Non- Radiation 124,900 45% Stage 1, 83,150 Stage 2, 45,490 Stage 3, 18,860 Stage 4, 4,080 US Applicable Mkt. Size Source: Company estimates based on public industry sources. 1L: 100,000 2L: 57,500 Non-Surgery Recurrence 17%, 17,000 US Incidence: ~1 million 57,600 151,580 US Incidence : 276,480 US Applicable Mkt. Size Confidential

Local Control & Immune/Abscopal Effect LOCAL CONTROL Dr. Marc D’Andrea & Prof. Michael Zelefsky SYSTEMIC EFFECT Dr. Robert Den 13

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In challenging mice 4 months after treatment, those previously treated by the Alpha DaRT displayed a meaningful retained protection against regrowth of the same tumor type, as compared to the two control groups (1) Three groups of mice were inoculated with 5 x 105 CT26 tumor cells and then treated with (1) DaRT + CP, Sildenafil and 2xCpG, N=10 (2) DaRT + CP, Sildenafil and CpG, N=10 or (3) inert + CP, Sildenafil and 2xCpG, N=9. Complete responders or tumor-resected mice were re-challenged ~4 months after DaRT with 5 x 106 CT26 tumor cells. (2) CT26 5 x 105. (3) CT26 5 x 106. 0 3 6 9 12 15 18 21 24 27 Tumor Volume (mm 3 ) Days Post Re-Inoculation Tumor volume post colon tumor re-inoculation per previous treatment Naïve (n=5) Inert + Immuno-modulation¹ (n=9) DaRT + Immuno-modulation¹ (n=13) Observed Cancer-Specific Immune Protection (1/2) Tumor Treatment by DaRT + Immunomodulators1 Colon Tumor Cell Inoculation2 Treatment by DaRT + Immunomodulators1 Naïve Mice 74% 14% DaRT + Immunomodulators (n=20) Inert + Immunomodulators (n=9) Complete response ~2.5 months post inoculation Tumor Re-Inoculation after Treatment by DaRT + Immunomodulators vs. Inert1 Re-inoculation of Colon Tumor Cells (More Cells3) CR from Treatment / Surgical Resection ~ 4 months 15

Observed Cancer-Specific Immune Protection (2/2)


Combining alpha radiation-based brachytherapy with immunomodulators promotes complete tumor regression in mice via tumor-specific long-term immune response

This activity was then shown to be tumor-specific – the challenge only resisted regrowth of the same tumor line. It was also shown to be transferrable via the transfer of splenocytes

Tumor Treatment by DaRT + Immunomodulators

Tumor Re-Inoculation[2]
(Challenge Assay)

Immune-Memory Transfer[2]
(Winn Assay)


Colon[3] Tumor Cell Inoculation
Treatment by DaRT + Immunomodulators[1]
Naïve Mice
DaRT-Treated Tumor-free + Naïve Mice
Colon[3] / Breast[4] Tumor Cell Re-inoculation
Naïve Mice
Inoculation of Colon[3] / Breast[4] Tumor Cells
+
+ Splenocytes from Tumor-free Pretreated Mice
Complete response ~2 months post inoculation
51%
6%
DaRT + Immunomodulators (n=43)
Inert + Immunomodulators (n=17)
Tumor-bearing mice ~2 months post re-inoculation
Tumor-free DaRT-treated mice
Naïve mice
0%
100%
100%
100%
Colon (n=10)
Breast (n=8)
Colon (n=10)
Breast (n=10)
Tumor-bearing mice ~2 months post inoculation
Splenocytes from tumor-free DaRT-treated mice
Splenocytes from naïve mice
17%
100%
100%
100%
Colon (n=12)
Breast (n=9)
Colon (n=12)
Breast (n=8)

(1) Immuno-modulation refers to a combination of low dose CP, Sildenafil and CpG.
(2) Mice with CR from DaRT + immuno-modulators (n = 18) and naïve mice (n = 20) were inoculated with 5 x 10^5 CT26 or DA3 cells 52 days post inoculation (Challenge Assay). Naïve mice were injected intradermally with splenocytes from either naïve or CT26-bearing mice treated by DaRT and immunomodulators, coupled with CT26 or DA3 tumor cells (Winn assay). The presented results are based on cumulative data from two different experiments.
(3) CT26 5 x 10^5.
(4) DA3 5 x 10^5.

AlphaTAU 16

Alpha DaRT Elicits Effect from anti-PD1 in SCC Mouse Model (SQ2) While mice with the SQ2 squamous cell carcinoma model showed little to no effect when treated with a murine anti-PD1 agent, the observed effect was larger for the combination with Alpha DaRT than for Alpha DaRT on its own 0 5 10 15 20 25 30 35 40 45 0 5 10 15 20 25 30 35 40 45 50 Avg. Tumor Volume Fold Change Time After Insertion of One Alpha DaRT (days) Inert Anti-PD1 1x Alpha DaRT 1x Alpha DaRT + Anti-PD1 Anti-PD1 Regimen 1 17

Alpha DaRT Increases Infiltration of CD3+ T-cells Into the Tumor anti PD-1 Alpha DaRT + anti PD-1 Inert DaRT aPD-1 DaRT+anti-PD1 0 5 10 15 TILs in SQ2 tumors % C D 3 + C e l l s / T u m o r c e l l s p=0.005 p=0.03 p=0.02 The combination of Alpha DaRT with anti-PD1 demonstrates the highest level of TILs in mice with SQ2 SCC tumors, potentially indicating an ability to potentiate the checkpoint blockade 18

Potential Systemic Immune Effect Observed in One Patient Where a Second, Untreated Lesion Manifested CR Before After 29-Dec-17 30-Nov-17 Untreated Tumors Treated Tumor Before After 29-Dec-17 30-Nov-17 Complete Response + Potential Systemic Immune Effect 19

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Results from Previous Clinical Studies CTP-SCC-00: First Clinical Trial

Key Eligibility Criteria SCC histopathologically confirmed Lesions ≤ 5 cm* Age ≥ 18 ECOG performance scale ≤ 2 Patients W/O immunosuppression De-novo or recurrent disease *in the longest diameter (without nodal spread). Treatment and Procedure Treatment plan based on CT- simulation Sources 1cm length, 0.7mm diam. Activity per source 2 µCi Outpatient setting Local anesthesia Number of sources inserted: min 3, max 169 Timeline and Follow-Up Alpha DaRT sources insertion Removal after 15 days Check-up on days 4, 9 and 30 after insertion Long term follow up based on standard of care Objectives: Evaluate feasibility, safety & effectiveness Outline of Our First Clinical Study: Skin / Head & Neck SCC Trial Sites: Israel, Italy 22

CTP-SCC-00: Diagram of Study Subjects & Cases 32 Subjects Screened 27 Subjects Treated (31 cases treated) 5 Subjects Excluded Did not meet the eligibility criteria 3 Subjects Excluded • N=1 received treatment outside the protocol • N=1 passed away prior to day 30 FU session • N=1 had the seeds removed < 14 days 25 Subjects Completed Study (28 cases completed study) 22 complete response – 78.6% 6 partial response – 21.4% 23

Skin / Head & Neck SCC Study Results 100% overall response rate Durable responses observed Responses observed within days Well tolerated; no systemic toxicity observed Efficacy Results (Patient median age = 80.5 years) Overall Response (n=28) 21.4% 78.6% 0% 20% 40% 60% 80% 100% Partial Response Complete Response Baseline Disease Characteristics 77.2% 22.7% CR Durability (~7 months) Local Control Local Recurrence Previously Treated 61% First-line 39% Previous Treatment 1 1 Most patients (60.7%) had recurrent and previously treated disease by either surgery, prior external beam radiotherapy or both; 13 of 31 (42%) had received prior RT. Previous RT 42% Others 58% Previous Radiotherapy Similar response from radioresistant tumors 24

AP-022 Complete Response During 30-Aug-2018 After 30-Sep-2018 Before 27-Aug-2018 During 30-Aug-2018 Applicators used 12 Alpha DaRT sources inserted 24 Total activity [µCi] 48 Age 68 Previous treatments None Tumor initial volume [cm3] 2.8 25

Targeted treatment Designed to spare neighboring healthy tissue No systemic toxicity observed Negligible and short-term radioactivity in the patient’s body Safe procedure for caregivers No special shielding required Alpha DaRT Treatment was Well Tolerated Minimal local toxicity observed Minimal local toxicity with grade ≤2 resolved within a month No suppression of immune system observed Critical in these times of pandemic Incidence (%) Acute Local Toxicity Severity Grade 1 2 3 Administration site erythema 11 (41%) 9 (33%) 0 (0%) Administration site edema 9 (33%) 10 (37%) 0 (0%) Administration site pain 8 (30%) 11 (41%) 0 (0%) Administration site exudate 2 (7%) 8 (30%) 0 (0%) Administration site ulcer 4 (15%) 5 (19%) 0 (0%) Administration site numbness 1 (4%) 0 (0%) 0 (0%) Administration site pruritus 3 (11%) 0 (0%) 0 (0%) Administration site bleeding 1 (4%) 0 (0%) 0 (0%) Aural myiasis (administration site) 1 (4%) 0 (0%) 0 (0%) Decreased appetite 1 (4%) 0 (0%) 0 (0%) No systemic toxicities and minimal (< grade 2) local toxicities observed to date 26

Results from Previous Clinical Studies U.S. Pilot Skin / Superficial Soft Tissue Study CTP-SCC-MSK-00

Outline of Our U.S. Pilot Skin / Superficial Soft Tissue Study

Primary objective: Demonstrate feasibility & safety malignant skin and superficial soft tissue tumors

Secondary objective: Evaluate tumor response, radiation exposure safety, stability of sources, QoL metrics

Key Eligibility Criteria

Malignant skin or superficial soft tissue

Lesions ≥ 1 to 5 cm, depth ≥ 4 mm

Suitable for **percutaneous interstitial radiotherapy**

Sample size N = 10 patients

Treatment and Procedure

Treatment plan based on CT-simulation

Sources 1cm length, 0.7mm diam.

Activity per source 2 μCi

Local anesthesia

Timeline and Follow-Up

Alpha DaRT sources insertion

Removal after 14 to 21 days

Check-up on days 4, 12, 30, 38 after insertion

Long term follow up based on standard of care

AlphaTAU 28

Trial Overview & Subject Disposition Screened (N=11) Treated (N = 10) Screen Failure (N = 1) Eligible (N = 10) Completed (N = 10) First Patient In: July 2021 Last Patient In: Oct. 2021 Last Patient Out: March 2022 29

Demographics & Disease Characteristics Treated Subjects (N = 10) Age, years mean ± std Median (min, max) 73.9 ± 10.8 71.5 (57, 92) Sex, n (%) Female Male 4 (40%) 6 (60%) Race, n (%) White 10 (100%) Histopathology, n (%) Basal Cell Carcinoma (BCC) Squamous Cell Carcinoma (SCC) 6 (60%) 4 (40%) Stage, n (%) Stage I Stage II 7 (70%) 3 (30%) Tumor Characteristics Treated Subjects (N = 10) Tumor Volume, cm3 Median (min, max) 2.1 (0.7, 12.7) Time from first diagnosis, months Median (min, max) 18.7 (0.3, 284.5) Longest Diameter (LD), cm Median (min, max) 2.4 (1.6, 4.3) ECOG Score, n (%) 0 1 2 8 (80%) 0 2 (20%) Tumor Volume, cm3 Median (min, max) 2.1 (0.7, 12.7) Patient / Tumor Characteristics 30

Safety Results Adverse Event Severity Grade 1 2 3 Dermatitis radiation 2 1 0 Localized edema 1 0 0 Joint range of motion decreased 0 1 0 Pain 0 1 0 Pruritis 2 0 0 Wound infection 0 1 0 Note: Adverse events are presented according to CTCAE V5 coded terms. Number of Subjects with Procedure-or Device-Related* Adverse Events by Severity Grade * Probably or possibly related 31 • Twenty-two (22) total adverse events (AEs) were reported in 7 subjects • Most AEs were of mild or moderate severity • Two (2) serious AEs (SAEs) in a single subject – both not related to study device or procedure

Efficacy Results All 10 subjects achieved a complete response (CR) at the 12-week follow-up visit There were no reported relapses of disease by the final study visit at 24 weeks 32

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My Background 34 Rural Areas Southeast Texas • High prevalence of Skin Cancer • Network of 5 cancer centers in SE Texas • Patient draw of 100’s Square Miles

My Research Interests (1/2) • Dozens of patents for radiotherapy / brachytherapy devices and methods of treatment for use in: ➢ Head & Neck ➢ Bladder ➢ Rectum ➢ Sarcoma ➢ Gynecologic ➢ Others 35

My Research Interests (2/2) • Authored a chapter on the abscopal effect in radiotherapy 36

Case 1 - 77 Y/O with Recurrent BCC on the Nose Prior treatments: Surgery (2005) Tumor Size: Longest diameter 1.59 cm Depth 0.5 cm Volume 0.65 ml Alpha DaRT Treatment: Applicators used 15 Alpha DaRT sources inserted 20 Total activity [µCi] 40 37

Removal Day 15 days Complete Response 12 weeks Simulation Day Insertion Day Results Case 1 - 77 Y/O with Recurrent BCC on the Nose 38

Prior treatments: None Tumor Size: Longest diameter 2.38 cm Depth 0.84 cm Volume 2.3 ml Alpha DaRT Treatment: Applicators used 29 Alpha DaRT sources inserted 58 Total activity [µCi] 116 Case 2 - 92 Y/O with BCC on the Chin 39

Removal Day 15 days Complete Response 12 weeks Simulation Day Insertion Day Case 2 - 92 Y/O with BCC on the Chin Results 40

Prior treatments: None Tumor Size: Longest diameter 1.7 cm Depth 0.9 cm Volume 1.7 ml Alpha DaRT Treatment: Applicators used 23 Alpha DaRT sources inserted 35 Total activity [µCi] 70 Case 3 - 75 Y/O with BCC on the Chin / Cheek 41

Removal Day 15 days Complete Response 12 weeks Simulation Day Insertion Day Case 3 - 75 Y/O with BCC on the Chin / Cheek Results 42

Prior treatments: Cryotherapy (1998), Resection (2005) Tumor Size: Longest diameter 2.59 cm Depth 0.6 cm Volume 1.95 ml Alpha DaRT Treatment: Applicators used 15 Alpha DaRT sources inserted 23 Total activity [µCi] 46 Case 4 - 71 Y/O with BCC on the Nose 43

Removal Day 15 days Complete Response 12 weeks Simulation Day Insertion Day Case 4 - 71 Y/O with BCC on the Nose Results 44

Prior treatments: Cryotherapy (2000) Tumor Size: Longest diameter 1.63 cm Depth 0.6 cm Volume 0.98 ml Alpha DaRT Treatment: Applicators used 16 Alpha DaRT sources inserted 25 Total activity [µCi] 50 Case 5 - 66 Y/O with Recurrent SCC on the Eye 45

Insertion Day Removal Before Insertion Day Case 5 - 66 Y/O with Recurrent SCC on the Eye Treatment 46

Case 5 – Patient Testimonial 47 https://www.youtube.com/watch?v=t2MXPoS5ql4 Confidential

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How Are We Moving Forward? Our guiding principle is to have our scientific discoveries inform our clinical trials and then have our clinical trials inform our scientific research Toward that end: Laboratory Clinic Design experiments that mirror the clinic Focused on neo-adjuvant setting Mechanism Built in biomarkers for immune response Interrogate novel combinations using FDA approved agents Interrogate novel combinations using FDA approved agents 49

Temporary Implants Japan Pivotal Trial US Multi-center Pivotal Trial Expanding to Other Histologic Types: Israel Pathologic Response Neoadjuvant Prostate: Israel Liver: Two-stage Hepatectomy: Canada Breast Cancer: Israel Unmet Need / Inoperable Pancreas: Israel/Canada Liver: Israel/Canada Breast: Israel/Europe Intraluminal GI tumors: Israel Recurrent GBM: Israel/US Clinical Trial Portfolio Superficial to Internal Organs 50

Study Specifics A Prospective International Multicenter, Pivotal, Single Arm, Open Label Clinical Study to Assess the Efficacy and Safety of Intratumoral Alpha DaRT224 for the Treatment of Patients with Recurrent Cutaneous Squamous Cell Carcinoma Protocol Number: CTP-SCC-03 51

Outline of Our Multicenter Pivotal Recurrent SCC study

Primary / safety objectives:
- ORR based on Best Overall Response
- DOR 6 months after initial response
- Assess the safety based on statistics of device-related AEs (per CTCAE v5)

Secondary objectives: Evaluate O-DOR, local control, PFS and OS (all up to 12 months), and QoL Metrics

Key Eligibility Criteria

Recurrent non-metastatic cutaneous **SCC**

Patient with **no curative standard-of-care options**

No **previously untreated SCC**

Treatment and Procedure

Treatment plan based on CT-simulation

Sources 1cm length, 0.7mm diam.

Activity per source 3 μCi

Local anesthesia

Timeline and Follow-Up

Alpha DaRT sources insertion

Removal after 14 to 21 days

Weekly **follow-up** during the treatment period

Sample size N = 86 patients

AlphaTAU 52

Other Indications

Other Indications Alpha DaRT In Men With Prostate Cancer CTP-PRST-02 54

Outline of our Neoadjuvant Prostate Study

Primary objectives: Feasibility & safety of intra-tumoral insertion of Alpha DaRT sources into prostate

Secondary objectives: Evaluate pathological & radiological ORR and change in QoL metrics

Key Eligibility Criteria

Resectable prostate adenocarcinoma

Non-metastatic tumor

Lesions ≤ 3 cm*

Targetable lesion

Previously **untreated** :

No prior **TURP** or **prostate surgery**

No prior **pelvic radiation**

Treatment & Procedure

Treatment plan based on PSMA PET-CT or multiparametric MRI

Sources 0.7 mm in diameter and 1 cm in length

Activity per source 5 µCi

General anesthesia

Timeline and Follow-Up

Alpha DaRT sources insertion

Prostate surgery after 50 days

Check-up on days 7, 15, 22 after insertion

Follow-up duration up to 75 days

Sample size N = 10 patients

AlphaTAU 55

Plant Applicator Overview 56 https://www.youtube.com/watch?v=hSKbj16moFQ Confidential

Other Indications A Feasibility and Safety Study of Intratumoral Diffusing Alpha Radiation Emitters on Advanced Pancreatic Cancer AT-PANC-101 57

Outline of the Pancreas Study

Primary objective: Evaluate feasibility & safety of Alpha DaRT sources inserted into pancreas in terms of incidence of device related AEs & SAEs.

Secondary objective: Evaluate efficacy (radiological ORR and change in tumor markers), OS, stent durability, and QoL

Key Eligibility Criteria

Locally **advanced (Stage II or III)** or **metastatic (Stage IV)** pancreatic adenocarcinoma

Inoperable pancreatic cancer because:

- **Unresectable**
- **Metastatic** disease
- Medically **unfit** for surgery

No **concomitant chemotherapy** or **immunotherapy**

Treatment and Procedure

Treatment plan based on CT

Sources 0.7 mm in diameter and 10 mm in length

Activity per source 3 μCi

Source insertion using **endoscopic ultrasonography**

General anesthesia

Timeline and Follow-Up

Alpha DaRT sources insertion

Check-up on days 6, 15, 21, 35, 60 after insertion

Follow-up duration up to 2 years

Sample size N = 30 patients

AlphaTAU 58

Other Indications A Feasibility and Safety study of Intratumoral Diffusing Alpha Radiation Emitters for the Treatment of Liver Metastases CTP-LIV-00 59

Primary Objective Study Schema Alpha DaRT insertion Imaging Pathology Analysis Liver study 60

Key Eligibility Criteria Referred for a two-staged hepatectomy to resect liver metastases of colorectal cancer No prior use of systemic investigational agents for primary cancer Sample size N = 10 patients Treatment and Procedure Treatment plan based on CT scan or MRI Sources 0.7 mm in diameter and 1 cm in length Activity per source 3 µCi General anesthesia Timeline • 1st operation: one side of the liver is cleared from its metastases & Alpha DaRT sources are implanted in the other side of the liver • 3 - 4 cycles of chemotherapy (6 - 8 weeks) • 2nd operation: The liver lobe containing the metastasis with the sources is resected, to leave the patient with a disease-free liver Primary objectives: Evaluate feasibility & safety of Alpha DaRT implanted in liver metastases Outline of Draft Liver Metastases Study Secondary / exploratory objectives: Evaluate pathological and radiological response, determine immunological impact, stratify differences in response by histopath. growth patterns (vascular / immuno.) 61

Other Indications Early Look at Efforts in Glioblastoma Multiforme

0 200 400 600 800 1,000 1,200 1,400 0 5 10 15 20 25 30 35 40 45 Tumor Volume (mm 3 ) Days Post Alpha DaRT Insertion Alpha DaRT+ Avastin Alpha DaRT + IgG Inert + IgG Inert + Avastin n=6 n=7 n=7 n=6 Avastin / IgG control injections 3 times per week for 3 weeks Alpha DaRT Insertion Alpha DaRT + Avastin Combo Showed Attenuated Growth of GBM Xenografts 63

Radial Applicator Overview 64 https://www.youtube.com/watch?v=IJY965J0xMk Confidential

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Geography Indication Pre-Clinical Research Feasibility Trial Pivotal Trial Marketing Authorization Anticipated Milestones North America Skin Cancers • First patient into US pivotal trial targeted for 2H 2022 Pancreatic Cancer • First patient in feasibility trial 2H 2022 Liver Cancer • Trial in planning Israel Skin & Oral SCC All Skin & Oral Cancers • Trial completion and submission la/mHNSCC (combo with pembrolizumab) • Feasibility combination trial with Keytruda initiated 4Q 2021; awaiting interim results Pancreatic Cancer • Initiate feasibility trial 4Q 2022 Breast Cancer • Trial in planning Prostate Cancer • Trial initiated 2Q 2022 – data ~2Q 2023 Europe Skin Cancers • Trials underway Pancreatic Cancer • Trial in planning Japan Head & Neck SCC • Potential PMDA submission in 3Q 2022 Breast Cancer • Trial underway Additional Tumors Hepatic Cell Carcinoma , GBM, lung • Development / pre-clinical trials underway Development Pipeline U.S. Canada • Our clinical trial strategy involves progressing our lead program (superficial tumors), particularly in the US, and conducting feasibility studies in other tumors to evaluate the Alpha DaRT in tumors of high unmet need or metastatic disease • FDA Breakthrough Device Designation received for certain uses in skin cancer and GBM 66 Canada

Geography Indication 2H 2022 1H 2023 2H 2023 North America Recurrent Cutaneous SCC (United States) Pancreatic Cancer (Canada) (Tentative) Israel Prostate Cancer Pancreatic Cancer Japan Head & Neck SCC Anticipated Milestones Clinical / Enrollment Regulatory Completion of multi-center pivotal trial recruitment Read-out of prostate cancer trial data Initiate feasibility trial Potential submission of pivotal trial for PMDA review Potential PMDA approval First patient treated in multi-center pivotal trial Interim read-out of feasibility trial First patient in feasibility trial 67

Questions? 68